Marc A. Recht

T: +1 617 937 2316

mrecht@cooley.com

January 29, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:       Suzanne Hayes, Assistant Director

Re:                             Eagle Pharmaceuticals, Inc.

Registration Statement on Form S-1

CIK No. 0000827871

Dear Ms. Hayes:

On behalf of Eagle Pharmaceuticals, Inc. (the “Company”) and in connection with the Company’s Registration Statement on Form S-1 (File No. 333-192984), originally confidentially submitted with the Securities and Exchange Commission (the “Commission”) on October 21, 2013 and originally filed by the Company with the Commission on December 20, 2013 (the “Registration Statement”), we submit this letter to the staff (the “Staff”) in response to the Staff’s comments by letter dated January 27, 2014 (the “Comment Letter”) and supplemented by telephonic discussions with Sasha Parikh from the Commission on the afternoon of January 29, 2014 (together with the Comment Letter, the “Comments”).

The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience.  Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of our Registration Statement on Form S-1 publicly filed on January 28, 2014.  We are addressing only those comments from the Comment Letter that remain outstanding as of the date hereof.

Staff Comments and Company Responses

Results of Operations

Comparison of Three Months Ended December 31, 2013 and 2012

Cost of Revenues, page 63

1.              Please disclose the reasons for the significant increase in cost of revenue as a percentage of total revenue for the three months ended December 31, 2013 as compared to the year ended September 30, 2013.  In this regard, discuss separately cost of revenue related to product sales versus royalty income, and quantify the amount

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attributed to each significant reason.  As applicable, disclose the expected effect of any known events, commitments, trends or uncertainties on future results of operations.

Response: In response to the Staff’s Comments, the Company will reflect in a free-writing prospectus and in a pre-effective amendment to the Registration Statement on page 63 the reasons for the significant increase in cost of revenue as a percentage of total revenue.  The disclosure will be substantially consistent with the following:

“Of the $4.4 million increase in cost of revenues related to argatroban, approximately $2.4 million was attributable to increased product sales and approximately $2.0 million was attributable to royalty expense.  Of the $2.0 million attributable to royalty expense, approximately $1.2 million was related to payables to SciDose and $0.8 million was related to payables to The Medicines Company under our agreements with those parties.

With respect to product sales, we experienced increased demand for the amount of product from our marketing partners in the quarter ended December 31, 2013 which resulted in an increase in the cost of revenue during that quarter.  The volume of product delivered in the quarter ended December 31, 2013 increased by approximately 40% from the quarter ended September 30, 2013.

The significant increase in cost of revenue relating to royalty expense during the quarter ended December 31, 2013 is primarily attributable to the increased royalty expense related to our revenue sharing arrangement with SciDose.  Under the terms of our agreement with SciDose, we retain all revenue from the sale of a product commercialized under a 505(b)(2) application until we have recouped our expenses related to the development of that product.  Once our expenses are recouped, we are required to split equally with SciDose the net proceeds from royalty income we receive from the sale of such product.  For additional information regarding this arrangement, see “Business — License Agreements — Development and License Agreement with SciDose (argatroban and bivalirudin).”

During the quarter ended September 30, 2013, we recouped all of our expenses related to the development of argatroban and cumulative revenue exceeded the recouped expenses.  As a result, we recognized approximately $0.5 million of royalty expense during that quarter.  By comparison, in the quarter ended December 31, 2013, during which all revenues were subject to the revenue sharing arrangement with SciDose, we had approximately $1.2 million of royalty expense.

We would expect that our cost of revenues will remain consistent with the quarter ended December 31, 2013.”

Liquidity and Capital Resources

Operating Activities, page 67

2.              Regarding your accounts receivables at December 31, 2013 that exceeds your total revenue for the three months then ended, please disclose the amount of receivables due to product sales versus royalty income as well as the payment terms for each. As applicable, disclose the effects on liquidity of the timing of collection.

Response: In response to the Staff’s Comments, the Company will reflect in a free-writing prospectus and in a pre-effective amendment to the Registration Statement on page 68 disclosure substantially consistent with the following:

“The total amount of accounts receivable at December 31, 2013 was approximately $6.5 million, which included approximately $1.5 million of product sales and approximately $5.0 million of royalty income, all with payment terms of 45 days.  For royalty income, the 45-day period starts at the end of the quarter upon receipt of the royalty statement detailing the amount of sales in the prior completed quarter; and for product sales the period starts upon delivery of product.

At December 31, 2013, our cumulative receivables related to royalty income consist of approximately $3.3 million in receivables from The Medicines Company and $1.7 million in receivables from Sandoz.

Based on our agreement with The Medicines Company, our cumulative receivables related to that agreement will continue to aggregate in future periods.  Our agreement with The Medicines Company does not contemplate the ability for the parties to net settle amounts receivable or payable.  Notwithstanding this, the Company has periodically collected from The Medicines Company amounts that would be equal to the net amount of receivables due from The Medicines Company, but, because it is unclear whether such cash receipt is intended to be settlement of the net receivable or only a partial payment towards the gross receivable, the Company has presented these receivables and payables in gross amounts on its financial statements.  As a result, the cumulative receivable from The Medicines Company, as reduced by the cash received from The Medicines Company, aggregates from period-to-period and has never been fully offset by those actual cash payments.  At December 31, 2013, we recorded a receivable from Sandoz of approximately $1.7 million and a payable to The Medicines Company of $0.9 million (based upon a 50% revenue split on Sandoz sales).  At the same time, we recorded a receivable from The Medicines Company of approximately $1.5 million based on royalties owed to us by The Medicines Company.  The net receivable from The Medicines Company for the quarter ended December 31, 2013 therefore would have been $0.7 million. The additional receivable of $1.7 million owing to us from The Medicines Company as of December 31, 2013 therefore represents the unpaid gross receivables from prior periods described above.

We believe that our accounts receivable as of December 31, 2013, after taking into account netting of receivables and payables related to The Medicines Company, are reasonably collectible, and given the payment terms, will be collected in the ordinary course  in the second fiscal quarter, and thus would not have a material effect on our liquidity.”

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Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding this response letter to me at (617) 937-2316.  Thank you.

Sincerely,

/s/ Marc A. Recht

Marc A. Recht

cc:	Scott Tarriff, Eagle Pharmaceuticals, Inc.
David Riggs, Eagle Pharmaceuticals, Inc.
Miguel Vega, Cooley LLP